UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 29, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Press Release - Media Contacts: press@news.jp.nec.com

***** For immediate use October 29, 2020

Consolidated Financial Results

for the Six-month Period Ended

September 30, 2020

Summary of Consolidated Financial Results for the Six-month Period Ended September 30, 2020 [IFRS]

			October 29, 2020
Company name	NEC Corporation		Stock exchange listing: Tokyo
Code number	6701	URL https://www.nec.com/
Representative	Takashi Niino, President and CEO

Contact	Akiko Shikimori, General Manager of the Corporate Communications Division	TEL +81-3-3798-6511

Scheduled date of Quarterly Report filing	October 30, 2020 Scheduled date of dividend payments December 1, 2020
Supplementary materials for financial results	Yes
Financial results briefing	Yes (for institutional investors and analysts)
(Million JPY, rounded to the nearest million JPY)

1. Consolidated Financial Results for the Six-month Period Ended September 30, 2020 (April 1, 2020 – September 30, 2020)

(1) Consolidated Operating Results	(Percentage figures represent year-on-year changes)

	Revenue		Operating profit		Profit before income taxes		Net profit		Net profit attributable to owners of the parent		Total comprehensive income
Six-month period ended	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%
September 30, 2020	1,315,030	(9.2)	19,973	(57.4)	19,363	(58.0)	13,314	(59.4)	11,008	(62.3)	33,073	203.1
September 30, 2019	1,448,993	8.4	46,856	238.9	46,115	111.8	32,820	123.5	29,162	218.4	10,911	(54.5)

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Basic earnings per share	Diluted earnings per share	Adjusted basic earnings per share
Six-month period ended	JPY (millions	)%	JPY (millions	)%	JPY	JPY	JPY
September 30, 2020	29,036	(47.6)	16,589	(51.6)	41.53	41.53	62.58
September 30, 2019	55,384	196.6	34,307	188.1	112.30	112.30	132.11
(2) Consolidated Financial Position

	Total assets		Total equity		Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	JPY (millions	)	JPY (millions	)	JPY (millions	)%
September 30, 2020	3,025,927		1,196,884		993,194	32.8
March 31, 2020	3,123,254		1,114,523		910,674	29.2

2. Dividends

	Annual dividends
	End of first quarter	End of second quarter	End of third quarter	Fiscal year-end	Total
Years ended	JPY	JPY	JPY	JPY	JPY
March 31, 2020	—	30.00	—	40.00	70.00
March 31, 2021	—	40.00
March 31, 2021 (forecast)			—	40.00	80.00

*	Notes-Revision in the dividends forecast from latest announcement: None

3. Consolidated Financial Results Forecast for the Year Ending March 31, 2021 (April 1, 2020 – March 31, 2021)

(Percentage figures represent year-on-year changes)

	Revenue		Operating profit		Net profit attributable to owners of the parent		Basic earnings per share
	JPY (millions)	%	JPY (millions)	%	JPY (millions)	%	JPY
Year ending March 31, 2021	3,030,000	(2.1)	150,000	17.5	90,000	(10.0)	335.07

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Adjusted basic earnings per share
	JPY (millions)	%	JPY (millions)	%	JPY
Year ending March 31, 2021	165,000	13.2	99,000	(11.0)	368.57

*	Notes-Revision in consolidated financial results forecast from latest announcement: None

*	Notes

(1) Changes in significant subsidiaries during the period

(Changes in specified subsidiaries resulting in the change in consolidation scope): None

Newly included	: —	—	(Name of the company)
Excluded	: —	—	(Name of the company)

(2) Changes in accounting policies and changes in accounting estimates

1) Changes in accounting policies required by IFRS	: None
2) Changes in accounting policies other than 1)	: None
3) Changes in accounting estimates	: None

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding at the end of period (including treasury stock)	September 30, 2020	272,849,863 shares	March 31, 2020	260,473,263 shares
2) Number of treasury stock at the end of period	September 30, 2020	361,816 shares	March 31, 2020	885,719 shares
3) Average number of shares during the period	September 30, 2020	265,082,491 shares	September 30, 2019	259,690,532 shares

*	This summary of consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.
*	Explanation concerning the appropriate use of the financial results forecast and other special matters

(Adjusted profit (loss))

For definitions of “Adjusted operating profit (loss)” and “Adjusted net profit (loss) attributable to owners of the parent,” please refer to “1.Overview of Business Results” on page 2.

(Cautionary statement with respect to forward-looking statements)

The forward-looking statements such as operating results forecast contained in this statements summary are based on the information currently available to NEC Corporation (“the Company”) and certain assumptions considered reasonable. Actual operating results may differ significantly from these forecasts due to various factors. For details, please refer to “3. Cautionary Statement with Respect to Forward-Looking Statements” on page 25.

(How to obtain supplementary financial materials and information on the financial results briefing)

On October 29, 2020, the Company will hold a financial results briefing for the institutional investors and analysts. Presentation materials will be posted on the company website after the release of financial results, and the presentation video and Q&A summary will be also posted on the company website promptly after the financial results briefing.

In addition to the above, the Company periodically holds briefings on business and operating results for the individual investors. Presentation materials and Q&A summary will be posted on the company website promptly after the briefing. For the schedule and details, please check the company website.

1. Overview of Business Results

As stated in the July 21, 2020 announcement, “NEC to Revise Operating Segments”, starting from the first quarter of the consolidated financial results for the fiscal year ending March 31, 2021, NEC announced operating results using revised segments. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to NEC’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amount of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

(1) Overview of Operating Results

i) Overview of the six-month period ended September 30, 2020

The world economy and the Japanese economy both deteriorated significantly during the six-month period ended September 30, 2020, due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (“COVID-19”). Even after the lifting of restrictions on personal movement, the pace of improvement slowed down mainly due to self-restraint of economic activity.

Under this business environment, the NEC Group recorded consolidated revenue of 1,315.0 billion JPY for the six-month period ended September 30, 2020, a decrease of 134.0 billion JPY (-9.2%) year-on-year. This decrease was mainly due to decreased revenue in the Enterprise business, the Public Solutions business and the Global business.

Regarding profitability, operating profit worsened by 26.9 billion JPY year-on-year, to an operating profit of 20.0 billion JPY, mainly due to decreased revenue, despite improvement in selling, general and administrative expenses from the efficiency on expenditure, in addition to improvement in other operating income from gain on sales of subsidiaries. Adjusted operating profit worsened by 26.3 billion JPY year-on-year, to an adjusted operating profit of 29.0 billion JPY.

Profit before income taxes was a profit of 19.4 billion JPY, a year-on-year worsening of 26.8 billion JPY, mainly due to worsened operating profit.

Net profit attributable to owners of the parent was a profit of 11.0 billion JPY, a worsening of 18.2 billion JPY year-on-year. This was primarily due to worsened profit before income taxes. Adjusted net profit attributable to owners of the parent worsened by 17.7 billion JPY year-on-year, to an adjusted net profit attributable to owners of the parent of 16.6 billion JPY.

ii) Results by main segment

Revenue by segment (revenue from customers):

Segments	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020	Change
	JPY (billions)	JPY (billions)%
Public Solutions	207.2	177.1	(14.5)
Public Infrastructure	299.2	281.6	(5.9)
Enterprise	288.2	238.1	(17.4)
Network Services	214.4	225.5	5.2
Global	243.3	219.3	(9.9)
Others	196.7	173.4	(11.8)

Total	1,449.0	1,315.0	(9.2)

Adjusted operating profit (loss) by segment:

Segments	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020	Change
	JPY (billions)	JPY (billions)	JPY (billions)
Public Solutions	9.9	4.6	(5.3)
Public Infrastructure	24.2	16.6	(7.7)
Enterprise	25.2	18.0	(7.3)
Network Services	9.1	6.2	(2.9)
Global	1.1	(3.3)	(4.4)
Others	13.9	7.2	(6.7)
Reconciling items	(28.1)	(20.2)	7.9

Total	55.4	29.0	(26.3)

Notes:

Amounts in this section ii) “Results by main segment” are rounded to 0.1 billion JPY. Amounts in millions of JPY are shown in Note 3 “Segment Information” in Note (5) “Notes to Condensed Interim Consolidated Financial Statements”.

(Business segment figures in brackets below denote increases or decreases as compared with the corresponding period of the previous fiscal year.)

Public Solutions Business
Revenue:	177.1 billion JPY	(-14.5%)
Adjusted Operating Profit (Loss):	4.6 billion JPY	(-5.3 billion JPY)

In the Public Solutions business, revenue was 177.1 billion JPY, a decrease of 30.1 billion JPY (-14.5%) year-on-year, mainly due to decreased sales in sectors that include healthcare and regional industries, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 5.3 billion JPY year-on-year, to an adjusted operating profit of 4.6 billion JPY, mainly due to decreased sales.

Public Infrastructure Business
Revenue:	281.6 billion JPY	(-5.9%)
Adjusted Operating Profit (Loss):	16.6 billion JPY	(-7.7 billion JPY)

In the Public Infrastructure business, revenue was 281.6 billion JPY, a decrease of 17.6 billion JPY (-5.9%) year-on-year, mainly due to decreased sales in sectors that include aerospace and defense, as well as decreased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 7.7 billion JPY year-on-year, to an adjusted operating profit of 16.6 billion JPY, mainly due to decreased profit at consolidated subsidiaries.

Enterprise Business
Revenue:	238.1 billion JPY	(-17.4%)
Adjusted Operating Profit (Loss):	18.0 billion JPY	(-7.3 billion JPY)

In the Enterprise business, revenue was 238.1 billion JPY, a decrease of 50.1 billion JPY (-17.4%) year-on-year, mainly due to reduced IT investments in the manufacturing, retail and service sectors, in addition to decreased sales of large-scale projects as compared with the corresponding period of the previous year and reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 7.3 billion JPY year-on-year, to an adjusted operating profit of 18.0 billion JPY, mainly due to decreased sales.

Network Services Business
Revenue:	225.5 billion JPY	(+5.2%)
Adjusted Operating Profit (Loss):	6.2 billion JPY	(-2.9 billion JPY)

In the Network Services business, revenue was 225.5 billion JPY, an increase of 11.1 billion JPY (+5.2%) year-on-year, mainly due to increased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 2.9 billion JPY year-on-year, to an adjusted operating profit of 6.2 billion JPY, mainly due to growing 5G investment, despite increased sales.

Global Business
Revenue:	219.3 billion JPY	(-9.9%)
Adjusted Operating Profit (Loss):	-3.3 billion JPY	(-4.4 billion JPY)

In the Global business, revenue was 219.3 billion JPY, a decrease of 24.0 billion JPY (-9.9%) year-on-year, mainly due to decreased sales in the display and wireless backhaul areas, in addition to the termination of part of KMD’s business, which was expected from the time of its acquisition, despite increased sales of submarine systems.

Adjusted operating profit (loss) worsened by 4.4 billion JPY year-on-year, to an adjusted operating loss of 3.3 billion JPY, mainly due to decreased sales.

Others
Revenue:	173.4 billion JPY	(-11.8%)
Adjusted Operating Profit (Loss):	7.2 billion JPY	(-6.7 billion JPY)

In the Others, revenue was 173.4 billion JPY, a decrease of 23.3 billion JPY (-11.8%) year-on-year.

Adjusted operating profit (loss) worsened by 6.7 billion JPY year-on-year, to an adjusted operating profit of 7.2 billion JPY.

(2) Overview of Financial Position

Analysis of the condition of assets, liabilities, equity, and cash flows

Total assets were 3,025.9 billion JPY as of September 30, 2020, a decrease of 97.3 billion JPY as compared with the end of the previous fiscal year. Current assets as of September 30, 2020 decreased by 108.7 billion JPY compared with the end of the previous fiscal year to 1,590.3 billion JPY, mainly due to the collection of trade and other receivables, despite increased inventories. Non-current assets as of September 30, 2020 increased by 11.3 billion JPY compared with the end of the previous fiscal year to 1,435.7 billion JPY. This was mainly due to an increase in other financial assets resulting from the rising market value of equity securities.

Total liabilities as of September 30, 2020 decreased by 179.7 billion JPY compared with the end of the previous fiscal year to 1,829.0 billion JPY. This was mainly due to a decrease in trade and other payables from the payment of materials cost and a decrease in interest-bearing debt from repayments. The balance of interest-bearing debt amounted to 631.0 billion JPY, a decrease of 44.5 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of September 30, 2020 was 0.64 (an improvement of 0.10 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of September 30, 2020, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 259.6 billion JPY, a decrease of 56.6 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of September 30, 2020 was 0.26 (an improvement of 0.09 points as compared with the end of the previous fiscal year).

Total equity was 1,196.9 billion JPY as of September 30, 2020, an increase of 82.4 billion JPY as compared with the end of the previous fiscal year, mainly due to the execution of issuance of new shares by way of third-party allotment to Nippon Telegraph and Telephone Corporation (“NTT Corporation”), the increase in other components of equity resulting from the rising market value of equity securities, and the recognition of net profit for the six-month period ended September 30, 2020, despite payment of dividends.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of September 30, 2020 was 993.2 billion JPY, and the ratio of equity attributable to owners of the parent was 32.8% (an improvement of 3.7 points as compared with the end of the previous fiscal year).

Net cash inflows from operating activities for the six-month period ended September 30, 2020 were 63.9 billion JPY, a year-on-year worsening of 41.4 billion JPY, mainly due to worsened profit before income taxes, despite improved working capital.

Net cash outflows from investing activities for the six-month period ended September 30, 2020 were 34.2 billion JPY, a decrease of 15.5 billion JPY year-on-year, mainly due to proceeds from sales of subsidiaries.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the six-month period ended September 30, 2020 totaled a cash inflow of 29.7 billion JPY, a year-on-year worsening of 25.9 billion JPY

Net cash flows from financing activities for the six-month period ended September 30, 2020 totaled a cash outflow of 14.3 billion JPY, mainly due to redemption of bonds, repayments of lease liabilities and dividends paid, despite proceeds from issuance of common shares and proceeds from issuance of bonds.

As a result, cash and cash equivalents as of September 30, 2020 amounted to 371.4 billion JPY, an increase of 12.2 billion JPY as compared with the end of the previous fiscal year.

(3) Outlook for the Fiscal Year Ending March 31, 2021

There is no change to the outlook for the fiscal year ending March 31, 2021, as previously disclosed on July 31, 2020.

2. Condensed Interim Consolidated Financial Statements and Notes to Condensed Interim Consolidated Financial Statements

(1) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	Notes	As of March 31, 2020	As of September 30, 2020
Assets
Current Assets
Cash and cash equivalents		359,252	371,409
Trade and other receivables		737,484	487,927
Contract assets		247,625	304,437
Inventories		199,326	239,992
Other financial assets		5,584	5,839
Other current assets		108,436	129,151

Subtotal		1,657,707	1,538,755
Assets held for sale		41,210	51,512

Total current assets		1,698,917	1,590,267
Non-current assets
Property, plant and equipment, net		558,077	553,163
Goodwill		182,334	191,767
Intangible assets, net		199,093	197,493
Investments accounted for using the equity method		74,092	68,490
Other financial assets		219,326	245,226
Deferred tax assets		165,183	154,213
Other non-current assets		26,232	25,308

Total non-current assets		1,424,337	1,435,660

Total assets		3,123,254	3,025,927

Condensed Interim Consolidated Statements of Financial Position (Continued)

	JPY (millions)
	Notes	As of March 31, 2020	As of September 30, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables		460,881	373,065
Contract liabilities		195,152	199,182
Bonds and borrowings		154,992	65,934
Accruals		191,440	184,450
Lease liabilities		47,085	46,185
Other financial liabilities		14,995	14,668
Accrued income taxes		12,624	7,526
Provisions		59,412	52,581
Other current liabilities		55,153	33,110

Subtotal		1,191,734	976,701
Liabilities directly associated with assets held for sale		30,133	23,190

Total current liabilities		1,221,867	999,891
Non-current liabilities
Bonds and borrowings		364,828	416,646
Lease liabilities		108,514	102,202
Other financial liabilities		42,402	33,714
Net defined benefit liabilities		224,469	233,804
Provisions		12,369	10,153
Other non-current liabilities		34,282	32,633

Total non-current liabilities		786,864	829,152

Total liabilities		2,008,731	1,829,043
Equity
Share capital		397,199	427,831
Share premium		139,735	170,119
Retained earnings		436,361	436,976
Treasury shares		(4,157)	(1,562)
Other components of equity	4	(58,464)	(40,170)

Total equity attributable to owners of the parent		910,674	993,194
Non-controlling interests		203,849	203,690

Total equity		1,114,523	1,196,884

Total liabilities and equity		3,123,254	3,025,927

(2) Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income

Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions)
Six-month period ended September 30	Notes	2019	2020
Revenue		1,448,993	1,315,030
Cost of sales		1,042,268	960,314

Gross profit		406,725	354,716
Selling, general and administrative expenses		359,539	346,252
Other operating income (expenses)		(330)	11,509

Operating profit		46,856	19,973
Finance income	5	4,385	3,057
Finance costs	5	8,733	5,182
Share of profit of entities accounted for using the equity method		3,607	1,515

Profit before income taxes		46,115	19,363
Income taxes		13,295	6,049

Net profit		32,820	13,314

Net profit attributable to
Owners of the parent		29,162	11,008
Non-controlling interests		3,658	2,306

Total		32,820	13,314

Earnings per share attributable to owners of the parent
Basic earnings per share (JPY)		112.30	41.53
Diluted earnings per share (JPY)		112.30	41.53

Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
Six-month period ended September 30	Notes	2019	2020
Net profit		32,820	13,314
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		(5,470)	16,255
Remeasurements of defined benefit plans		—	(2,122)
Share of other comprehensive income of entities accounted for using the equity method		6	186

Total items that will not be reclassified to profit or loss		(5,464)	14,319
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(16,266)	4,984
Cash flow hedges		(19)	417
Share of other comprehensive income of entities accounted for using the equity method		(160)	39

Total items that may be reclassified subsequently to profit or loss		(16,445)	5,440

Total other comprehensive income, net of tax		(21,909)	19,759

Total comprehensive income		10,911	33,073

Total comprehensive income attributable to
Owners of the parent		10,132	29,302
Non-controlling interests		779	3,771

Total		10,911	33,073

[Three-month Period Information]

Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income

Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions)
Three-month period ended September 30	Notes	2019	2020
Revenue		795,138	727,301
Cost of sales		569,185	522,503

Gross profit		225,953	204,798
Selling, general and administrative expenses		183,927	176,462
Other operating income (expenses)		1,448	1,911

Operating profit		43,474	30,247
Finance income	5	1,105	448
Finance costs	5	4,542	2,779
Share of profit of entities accounted for using the equity method		2,333	1,063

Profit before income taxes		42,370	28,979
Income taxes		12,142	9,285

Net profit		30,228	19,694

Net profit attributable to
Owners of the parent		25,897	16,010
Non-controlling interests		4,331	3,684

Total		30,228	19,694

Earnings per share attributable to owners of the parent
Basic earnings per share (JPY)		99.73	59.47
Diluted earnings per share (JPY)		99.73	59.47

Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
Three-month period ended September 30	Notes	2019	2020
Net profit		30,228	19,694
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		1,357	929
Remeasurements of defined benefit plans		—	(2,122)
Share of other comprehensive income of entities accounted for using the equity method		28	(120)

Total items that will not be reclassified to profit or loss		1,385	(1,313)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(7,916)	2,100
Cash flow hedges		(11)	450
Share of other comprehensive income of entities accounted for using the equity method		(64)	2

Total items that may be reclassified subsequently to profit or loss		(7,991)	2,552

Total other comprehensive income, net of tax		(6,606)	1,239

Total comprehensive income		23,622	20,933

Total comprehensive income attributable to
Owners of the parent		20,685	16,645
Non-controlling interests		2,937	4,288

Total		23,622	20,933

(3) Condensed Interim Consolidated Statements of Changes in Equity

(Six-month period ended September 30, 2019)

		JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	29,162	—	—	29,162	3,658	32,820
Other comprehensive income		—	—	—	—	(19,030)	(19,030)	(2,879)	(21,909)

Comprehensive income		—	—	29,162	—	(19,030)	10,132	779	10,911
Purchase of treasury shares		—	—	—	(654)	—	(654)	—	(654)
Disposal of treasury shares		—	(0)	—	60	—	60	—	60
Cash dividends		—	—	(10,393)	—	—	(10,393)	(2,553)	(12,946)
Put option, written over shares held by a non-controlling interest shareholder		—	630	—	—	—	630	—	630
Changes in interests in subsidiaries		—	(10)	—	—	—	(10)	291	281

Total transactions with owners		—	620	(10,393)	(594)	—	(10,367)	(2,262)	(12,629)

As of September 30, 2019		397,199	139,444	373,351	(4,141)	(47,149)	858,704	199,259	1,057,963

(Six-month period ended September 30, 2020)

		JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit		—	—	11,008	—	—	11,008	2,306	13,314
Other comprehensive income		—	—	—	—	18,294	18,294	1,465	19,759

Comprehensive income		—	—	11,008	—	18,294	29,302	3,771	33,073
Issuance of common shares		30,632	30,374	—	—	—	61,006	—	61,006
Purchase of treasury shares		—	—	—	(610)	—	(610)	—	(610)
Disposal of treasury shares		—	20	—	3,205	—	3,225	—	3,225
Cash dividends		—	—	(10,393)	—	—	(10,393)	(3,532)	(13,925)
Changes in interests in subsidiaries		—	(9)	—	—	—	(9)	(398)	(407)

Total transactions with owners		30,632	30,385	(10,393)	2,595	—	53,219	(3,930)	49,289

As of September 30, 2020		427,831	170,119	436,976	(1,562)	(40,170)	993,194	203,690	1,196,884

(4) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
Six-month period ended September 30	Notes	2019	2020
Cash flows from operating activities
Profit before income taxes		46,115	19,363
Depreciation and amortization		79,473	80,946
Impairment loss		3,047	265
(Decrease) in provisions		(10,902)	(9,907)
Finance income	5	(4,385)	(3,057)
Finance costs	5	8,733	5,182
Share of profit of entities accounted for using the equity method		(3,607)	(1,515)
Decrease in trade and other receivables		156,043	241,763
(Increase) in inventories		(39,316)	(38,413)
(Decrease) in trade and other payables		(35,458)	(84,231)
Others, net		(86,775)	(136,089)

Subtotal		112,968	74,307
Interest and dividends received		4,683	3,394
Interest paid		(4,267)	(3,827)
Income taxes paid		(8,042)	(9,944)

Net cash provided by operating activities		105,342	63,930
Cash flows from investing activities
Purchases of property, plant and equipment		(40,793)	(33,903)
Proceeds from sales of property, plant and equipment		2,355	4,610
Acquisitions of intangible assets		(8,091)	(4,692)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(757)	(1,867)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		7,434	879
Purchase of shares of newly consolidated subsidiaries		(5,751)	(4,594)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		52	—
Proceeds from sales of subsidiaries		—	6,111
Purchases of investments in associates or joint ventures		(266)	(210)
Proceeds from sales of investments in associates or joint ventures		1,610	328
Others, net		(5,500)	(857)

Net cash used in investing activities		(49,707)	(34,195)

Condensed Interim Consolidated Statements of Cash Flows (Continued)

	JPY (millions)
Six-month period ended September 30	Notes	2019	2020
Cash flows from financing activities
(Decrease) in short-term borrowings, net		(16,636)	(34,064)
Proceeds from long-term borrowings		35,774	20,100
Repayments of long-term borrowings		(41,561)	(1,017)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(55,000)
Repayments of lease liabilities		(26,482)	(28,239)
Proceeds from issuance of common shares		—	60,893
Dividends paid		(10,398)	(10,400)
Dividends paid to non-controlling interests		(2,553)	(3,530)
Proceeds from disposal of treasury shares		60	3,225
Others, net		(14)	(1,259)

Net cash used in financing activities		(61,810)	(14,291)

Effect of exchange rate changes on cash and cash equivalents		(3,660)	(351)

Net (decrease) increase in cash and cash equivalents		(9,835)	15,093

Cash and cash equivalents, at beginning of period		278,314	359,252

Increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale		1,541	(2,936)

Cash and cash equivalents, at the end of period		270,020	371,409

(5) Notes to Condensed Interim Consolidated Financial Statements

1. Going Concern Assumptions

Not applicable.

2. Significant Accounting Policies

Significant accounting policies adopted for the six-month period ended September 30, 2020 are consistent with those applied for the previous fiscal year ended March 31, 2020.

Income taxes for the six-month period ended September 30, 2020 are calculated using reasonably estimated annual effective tax rate.

3. Segment Information

(1) General information about reportable segments

The reportable segments of NEC Group ( “the Company” or “NEC” ) are determined from operating segments that are identified in terms of similarity of products, services and markets based on business, and are the businesses for which the Company is able to obtain respective financial information separately, and the businesses are investigated periodically in order for the Board of Directors to conduct periodic investigation to determine distribution of management resources and evaluate their business results. The Company has five reportable segments, which are Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media industry.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance industries.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, and Consulting), and Services & Management (OSS/BSS, Service Solutions), for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

    OSS: Operation Support System, BSS: Business Support System

(2) Basis of measurement for reportable segment revenue and segment profit or loss

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss).

Intersegment revenues are made at amount that approximates arm’s-length prices.

(3) Information about revenue, profit or loss by reportable segment

(Six-month period ended September 30, 2019)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	207,242	299,218	288,188	214,388	243,265	1,252,301	196,692	—	1,448,993
Intersegment	7,596	2,004	22,921	4,488	206	37,215	5,603	(42,818)	—

Total	214,838	301,222	311,109	218,876	243,471	1,289,516	202,295	(42,818)	1,448,993

Segment profit (loss)	9,893	24,246	25,221	9,138	1,096	69,594	13,888	(28,098)	55,384

Acquisition-related amortization of intangible assets									(8,325)
Expenses for M&A									(203)

Operating profit									46,856

Finance income									4,385
Finance costs									(8,733)
Share of profit of entities accounted for using the equity method									3,607

Profit before income taxes									46,115

(Six-month period ended September 30, 2020)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	177,104	281,622	238,109	225,488	219,280	1,141,603	173,427	—	1,315,030
Intersegment	5,347	1,623	20,712	4,226	273	32,181	3,909	(36,090)	—

Total	182,451	283,245	258,821	229,714	219,553	1,173,784	177,336	(36,090)	1,315,030

Segment profit (loss)	4,633	16,595	17,965	6,200	(3,348)	42,045	7,153	(20,162)	29,036

Acquisition-related amortization of intangible assets									(9,062)
Expenses for M&A									(1)

Operating profit									19,973

Finance income									3,057
Finance costs									(5,182)
Share of profit of entities accounted for using the equity method									1,515

Profit before income taxes									19,363

Notes:

1.	“Others” mainly includes businesses such as business consulting and package solution services for the six-month period ended September 30, 2019 and 2020.

2.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 26,558 million JPY and 19,852 million JPY for the six-month period ended September 30, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC.

(Three-month period ended September 30, 2019)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	120,063	168,690	150,582	119,571	129,031	687,937	107,201	—	795,138
Intersegment	4,638	1,151	11,541	2,431	114	19,875	2,944	(22,819)	—

Total	124,701	169,841	162,123	122,002	129,145	707,812	110,145	(22,819)	795,138

Segment profit (loss)	10,235	16,677	16,984	9,248	1,666	54,811	8,974	(16,006)	47,779

Acquisition-related amortization of intangible assets									(4,094)
Expenses for M&A									(211)

Operating profit									43,474

Finance income									1,105
Finance costs									(4,542)
Share of profit of entities accounted for using the equity method									2,333

Profit before income taxes									42,370

(Three-month period ended September 30, 2020)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	102,286	158,889	123,123	126,447	122,271	633,016	94,285	—	727,301
Intersegment	3,343	1,113	10,281	2,143	131	17,011	1,942	(18,953)	—

Total	105,629	160,002	133,404	128,590	122,402	650,027	96,227	(18,953)	727,301

Segment profit (loss)	7,899	14,770	15,314	8,268	(302)	45,949	2,831	(13,942)	34,838

Acquisition-related amortization of intangible assets									(4,590)
Expenses for M&A									(1)

Operating profit									30,247

Finance income									448
Finance costs									(2,779)
Share of profit of entities accounted for using the equity method									1,063

Profit before income taxes									28,979

Notes:

1.	“Others” mainly includes businesses such as business consulting and package solution services for the three-month period ended September 30, 2019 and 2020.

2.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 18,248 million JPY and 12,354 million JPY for the three-month period ended September 30, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC.

(4) Information about revising reportable segments

From the first quarter of the fiscal year ending March 31, 2021, the Company’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

NEC also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

In connection with this revision, segment information for the six-month period ended September 30, 2019 and the three-month period ended September 30, 2019 has been reclassified to conform to the presentation of the revised segments for the fiscal year ending March 31, 2021.

(5) Information about geographic areas

Revenue from customers

	JPY (millions)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020
Japan	1,082,644	977,515
North America and Latin America	86,358	63,093
Europe, Middle East, and Africa	110,957	106,368
China, East Asia, and Asia Pacific	169,034	168,054

Total	1,448,993	1,315,030

	JPY (millions)
	Three-month period ended September 30, 2019	Three-month period ended September 30, 2020
Japan	598,362	538,962
North America and Latin America	46,210	35,590
Europe, Middle East, and Africa	55,047	56,713
China, East Asia, and Asia Pacific	95,519	96,036

Total	795,138	727,301

4. Equity

(1) Increase in equity due to issuance of new shares and disposal of treasury shares by way of third-party allotment

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to NTT Corporation by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT Corporation, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.

(2) Breakdown of other components of equity

A breakdown of other components of equity as of March 31 and September 30, 2020, is as follows:

	JPY (millions)
	As of March 31, 2020	As of September 30, 2020
Remeasurements of defined benefit plans	(35,326)	(37,448)
Exchange differences on translating foreign operations	(32,415)	(28,768)
Cash flow hedges	(609)	(230)
Equity instruments designated as measured at fair value through other comprehensive income	9,886	26,276

Total	(58,464)	(40,170)

5. Finance Income and Finance Costs

	JPY (millions)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020
Finance income
Interest income	825	419
Dividend income	3,186	2,368
Other	374	270

Total	4,385	3,057

	JPY (millions)
	Six-month period ended September 30, 2019	Six-month period ended September 30, 2020
Finance costs
Interest expenses	4,768	4,142
Foreign exchange losses, net	2,511	112
Other	1,454	928

Total	8,733	5,182

	JPY (millions)
	Three-month period ended September 30, 2019	Three-month period ended September 30, 2020
Finance income
Interest income	426	201
Dividend income	491	55
Other	188	192

Total	1,105	448

	JPY (millions)
	Three-month period ended September 30, 2019	Three-month period ended September 30, 2020
Finance costs
Interest expenses	2,391	1,959
Foreign exchange losses, net	1,154	375
Other	997	445

Total	4,542	2,779

Interest income arises from financial assets measured at amortized cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

6. Subsequent Events

Conclusion of a stock purchase and sale contract

The board of directors of the Company passed a resolution as of October 3, 2020 to acquire all of the shares of WP/AV CH Holdings I B.V. (“WP/AV CH Holdings I”), which owns 100% share of Avaloq Group AG (“Avaloq”), a leading Swiss financial software company. This resolution is accompanied with the conclusion of a stock purchase and sale contract with Avaloq’s shareholding association, and a shareholder of WP/AV CH Holdings I that is indirectly wholly owned by funds managed by Warburg Pincus LLC.

Overview of this acquisition is as follows:

(1) Purpose of Acquisition

The acquisition of Avaloq will provide NEC with digital finance software and domain knowledge as it enters into the field globally and strengthens its business in the digital government field.

(2) Amount of Acquisition

The acquisition is expected to be worth 2.05 billion Swiss francs (approximately 236.0 billion JPY).

(3) Schedule of Acquisition

The acquisition is expected to be executed by April 2021.

3. Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

***